EXHIBIT 21.1

SUBSIDIARIES OF PERFORMANCE HEALTH HOLDINGS CORP.

Entity	State/Country of Organization
PHW Intermediate Holdings	Delaware
Performance Health & Wellness Holdings, Inc.	Delaware
The Hygenic Corporation	Delaware
Performance Health GmbH i.L.	Germany
HCM-Hygenic Corporation (Malaysia) Sdn. Bhd.	Malaysia
Performance Health, LLC	Delaware
Hygenic Intangible Property Holdings Co.	Nevada
Cramer Products, Inc.	Kansas
Cramer Foam Products, Inc.	Kansas
Cramer Sports International, Inc.	Kansas
American Foam Products Company	Kansas
Stromgren Athletics, Inc.	Kansas
Active Ankle Systems, Inc.	Kansas
Performance Touch, LLC	Delaware
TheraPearl LLC	Maryland